Exhibit 99.15

March 30, 2006

IMPERIAL TOBACCO GROUP ANNOUNCES RESTRUCTURING OF MANUFACTURING OPERATIONS IN LAHR, GERMANY

Imperial Tobacco Group is to restructure its manufacturing operations in Lahr, Germany, as a result of the European Court of Justice ruling on the taxation of Singles products.

Following the ruling by the European Court of Justice on 10 November 2005, the German Ministry of Finance announced that Singles products will continue to be taxed as fine cut tobacco until 31 March 2006. Singles produced after this date will be taxed as cigarettes and will therefore no longer represent an attractive value offering to consumers.

As a result, Imperial Tobacco Group will cease production of Singles after 31 March 2006. This will regrettably result in the loss of around 155 of the 283 jobs at its other tobacco products factory in Lahr, although there will be some redeployment opportunities.

The remaining employees will continue to manufacture Eco Cigarillos, which the Group believes will appeal to Singles consumers. However, consumer migration is very uncertain and the Group will therefore need to maintain flexibility within its manufacturing operations in Lahr, to ensure that its cost base remains efficient as it continues to carefully monitor market developments.

David Cresswell, Imperial Tobacco Group Manufacturing Director, said: “It is regrettable that we have to restructure our operations in Lahr as a result of the European Court of Justice ruling on the taxation of Singles. However, it is imperative that we continue to deliver efficient and competitive operations in the challenging German market.”

Employees, the works council and trade unions were informed of the decision today and the consultation process with the relevant bodies is now underway.

The restructuring will be complete as soon as possible to ensure that the Group continues to maintain an efficient cost base, and is expected to generate annual cost savings of around £4 million from the 2006-07 financial year. It is anticipated that there will be a restructuring charge of around £18 million in the current financial year, of which £8 million will be non-cash items.

Mr Cresswell added: “We have a track record of managing these situations in a fair and responsible manner and our focus now is on continuing to support our employees.”

ENQUIRIES

Alex Parsons	Group Media Relations Manager	+44 (0)117 933 7241
John Nelson-Smith	Investor Relations Manager	+44 (0)117 933 7032

NOTES TO EDITORS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in 130 countries worldwide. It currently has 15,000 employees and 32 manufacturing sites.

The other tobacco products factory in Lahr has 283 employees and produced around 7 billion Singles and around 800 million Eco Cigarillos for the German market in the last financial year.

Singles (also known as modern make your own tobacco products) refers to pre-rolled cartridges of tobacco, which are not able to be smoked when purchased. The cartridges are inserted into cigarette paper tubes with filters, using a special device resembling a pen. The tobacco cartridges and the paper tubes with filters are sold separately.

Eco Cigarillos are an American blend tobacco rolled in a brown tobacco leaf instead of a white cigarette paper. They are available with or without filter.